SE 19011357

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/30/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chauner Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Dundee Road, Suite 903
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sarah Cyphers 847-509-8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

9 Parkway North, Suite 200	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
AUG 29 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Sarah Cyphers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chauner Securities, Inc., as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PAMELA J REED
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/25/22

Signature

FINOP, Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of **Chauner Securities, Inc.**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chauner Securities, Inc. (the "Company") as of June 30, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, Illinois
August 27, 2019

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF FINANCIAL CONDITION

Year Ended June 30, 2019

ASSETS

Assets	
Cash and cash equivalents	$ 256,736
Receivable from and deposit with clearing broker-dealer	32,156
Private placement receivables	65,263
Total Assets	$ 354,155

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 29,920
Due to related party	234,934
Total Liabilities	264,854
Stockholder's Equity	
Common stock, $.01 par value; 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid in capital	9,990
Retained earnings	79,301
Total Stockholder's Equity	89,301
Total Liabilities and Stockholder's Equity	$ 354,155

The accompanying notes to financial statements are in integral part of these statements

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF INCOME

Year Ended June 30, 2019

REVENUES		
Private placements	$	597,673
Commissions		110,695
Mutual fund trails		25,671
Interest and dividends		21,510
		755,549
EXPENSES		
Commissions		344,280
Administrative fees		367,861
Regulatory fees		22,681
Legal and accounting fees		16,561
Bank fees		465
Other		100
		751,948
Net Income	$	3,601

The accompanying notes to financial statements are in integral part of these statements

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended June 30, 2019

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, July 1, 2018	$ 10	$ 9,990	$ 75,700	$ 85,700
Net Income	-	-	3,601	3,601
Balance, June 30, 2019	$ 10	$ 9,990	$ 79,301	$ 89,301

The accompanying notes to financial statements are in integral part of these statements

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF CASH FLOWS

Year Ended June 30, 2019

Cash Flows from Operating Activities:		
Net Income	$	3,601
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Receivable from clearing broker-dealer		13,193
Private placement receivables		(65,263)
Commissions payable		1,319
Due to related party		43,031
Net cash used in operating activities		(4,119)
Cash and equivalents, beginning of year		260,855
Cash and equivalents, end of year	$	256,736

The accompanying notes to financial statements are in integral part of these statements

Business Activity

Chauner Securities, Inc. (the "Company") is a registered security broker dealer. The Company is a non-carrying broker dealer with no client securities or funds physically held or under the control of the Company. The Company's primary business is the structuring and marketing of private real estate securities and their entities primarily located in the United States of America.

Cash and Cash Equivalents

The Company recognizes cash and cash accounts with maturity dates of three months or less at the time of purchase as cash equivalents in the financial statements. Cash includes all cash balances deposited with local and national financial institutions.

Revenue Recognition

Effective July 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. The Company applied the modified retrospective method for adoption which did not result in a cumulative adjustment to retained earnings as of July 1, 2018.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue From Contracts With Customers

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement Fees

The Company has a managing dealer agreement with select issuers in which services are provided by the Company to the sponsor during the course of the private placement offering. These services include consulting on the structure of the offering and compliance matters as well as marketing support throughout the offering. The firm receives fees for these services which are related to each purchase of units/shares in the offering. This revenue is recognized by the firm as investors are admitted to the fund, typically on a bi-monthly basis depending on the closing schedule of the issuer.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Trail Income

The Company earns commissions and fees through providing services related to mutual funds. These fees are based on a fixed rate applied, as a percentage, to the net asset value of the fund. These fees are generally received monthly or quarterly while the customer holds the investment. As these trailing commissions are based on factors outside of the Company's control, including market movements and client behavior, such revenue is recognized monthly when it is probable that a significant reversal will not occur.

Costs to Obtain or Fulfill a Contract with a Customer

The Company records as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer. The Company did not have any such assets from costs to obtain contracts with customers at July 1, 2018 or June 30, 2019.

Disaggregation of Revenue

The Company's revenues on the Statement of Income are already disaggregated. Therefore, no further disaggregation is deemed necessary.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2019, the Company's net capital and required net capital were $43,449 and $17,657, respectively. The ratio of aggregate indebtedness to net capital was 6.10 to 1.

Revenue Concentrations

Approximately 71% of the Company's revenue was received through three customers.

Related-Party Activity

The Company has entered into an agreement with a related entity to share office space and administrative services. Rent, office services and other overhead amounts are allocated based upon the agreement between the respective parties. The Company incurred a total of $367,861 for shared administrative expenses and reimbursement for profit sharing and bonuses of the shared employees during the fiscal year. The related entity was due $234,934 at June 30, 2019.

Statement of Financial Condition Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

Income Taxes

The Company has federal and state net operating loss carryovers of approximately $7,000 and $8,000, respectively, which is available to offset profits in ensuing years until June 30, 2039. The Company fully reserves for its deferred tax assets resulting from these net operating loss carryforwards. There was no change in the valuation allowance.

For Federal and Illinois income taxes, the Company is subject to examination of tax returns for fiscal years ending after June 30, 2015.

Contingencies

From time to time, the Company is subject to regulatory exams by FINRA and the SEC. The Company is currently under examination by the SEC; however, no final determination of such matter has been made.

CHAUNER SECURITIES, INC.

Northbrook, IL

Year Ended June 30, 2019

SCHEDULE I: COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

Aggregate Indebtedness	
Commissions payable	$ 29,920
Due to related party	234,934
Total Aggregate Indebtedness	$ 264,854
Computation of Basic Net Capital Requirement:	
Stockholder's equity	$ 89,301
Deductions:	
Non-Allowable Assets	44,263
Haircuts on securities	1,589
Net Capital	$ 43,449
Minimum of $5,000 or 6 2/3% of Aggregate Indebtedness	$ 17,657
Capital in excess of minimum requirement	$ 25,792
Ratio of aggregate indebtedness to net capital	6.10 to 1

There are no material differences between the proceeding computation and the Company's corresponding unaudited Part II of Form-X-17A-5 as of June 30, 2019, as amended on August 15, 2019.

SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Chauner Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

SCHEDULE III: INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Chauner Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Chauner Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
August 27, 2019

CHAUNER SECURITIES, INC.
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

July 30, 2019

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Chauner Securities, Inc. is a broker/dealer registered with the SEC and FINRA.
- Chauner Securities, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended June 30, 2019.
- Chauner Securities, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.
- Chauner Securities, Inc. has not recorded any exceptions to the exemption for the fiscal year ended June 30, 2019.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signed:

Frank B. Chauner
President